UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BLADE AIR MOBILITY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

092667104

(CUSIP Number)

Melissa M. Tomkiel

499 East 34th Street

New York, NY 10016

(212) 967-1009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel Forman

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

May 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 092667104

1.	Names of Reporting Persons. Robert S. Wiesenthal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 10,108,983
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,108,983
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,108,983
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%†
14.	Type of Reporting Person (See Instructions) IN

†	See Item 5 of this Schedule 13D for additional information.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the undersigned, Robert S. Wiesenthal, with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Blade Air Mobility, Inc. (formerly Experience Investment Corp.), a Delaware corporation (the “Issuer”, the “Company” or “New Blade”). The principal executive offices of the Issuer are located at 499 East 34th Street, New York, NY 10016.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed on behalf of Robert S. Wiesenthal, a citizen of the United States.

(b) and (c). The principal place of business of the undersigned is 499 East 34th Street, New York, NY 10016. Mr. Wiesenthal is the Chief Executive Officer and a member of the board of directors of the Issuer (the “Board”).

(d) and (e). The undersigned has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. Mr. Wiesenthal holds the securities of the Issuer for investment purposes. In connection with the closing of the merger (as defined below), Mr. Wiesenthal was appointed as Chief Executive Officer of the Issuer and as a member of the Board.

Mr. Wiesenthal expects to review from time to time his investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Class A Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the shares of the Class A Common Stock, options or related derivatives now beneficially owned or hereafter acquired.

Also, consistent with his investment intent, the undersigned may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Background

The Issuer was formed as a blank check company, incorporated for the purpose of effecting a business combination with one or more businesses. On September 17, 2019, the Issuer completed its initial public offering. On December 14, 2020 the Issuer, Experience Merger Sub, Inc.. (“Merger Sub”) and Blade Urban Air Mobility, Inc. (“Blade”) entered into an agreement and plan of merger (the “Merger Agreement”). On May 7, 2021, Merger Sub merged with and into Blade, with Blade continuing as the surviving entity and a wholly owned subsidiary of the Issuer, on the terms and conditions set forth in the Merger Agreement (the “merger”). The merger is described in the Issuer’s registration statement on Form S-4/A filed with the Securities and Exchange Commission on April 6, 2021.

Pursuant to the Merger Agreement, at the effective time of the merger, (a) each outstanding share of Blade common stock, including shares that are subject to vesting conditions (the “Blade Restricted Shares” and, together with shares of Blade common stock, the “Blade Common Stock”) that was outstanding immediately prior to the effective time of the Merger (other than treasury stock) was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock calculated pursuant to the Merger Agreement; (b) each outstanding share of Blade Series Seed Preferred Stock, Blade Series A Preferred Stock and Blade Series B Preferred Stock (collectively, the “Blade Preferred Stock” and, together with the Blade Common Stock, the “Blade Stock”) that was outstanding immediately prior to the effective time of the Merger was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock calculated pursuant to the Merger Agreement; and (c) each option to acquire Blade Common Stock (each, a “Blade Option”) that was outstanding immediately prior to the effective time of the merger, was assumed and automatically converted into an option to purchase a number of shares of Class A Common Stock at the exercise price calculated pursuant to the Merger Agreement.

Investor Rights Agreement

In connection with the execution of the Merger Agreement, the Issuer entered into an investor rights agreement, dated as of December 14, 2020 (the “Investor Rights Agreement”), with certain stockholders of Blade, including Robert Wiesenthal. The Investor Rights Agreement became effective upon the closing of the merger.

Pursuant to the Investor Rights Agreement, Mr. Wiesenthal and the other parties thereto agreed with the Issuer, subject to certain exceptions, not to sell, transfer, pledge or otherwise dispose of shares of Class A Common Stock or certain warrants to purchase shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock they receive in connection with the merger or otherwise beneficially own as of the closing of the merger for 180 days. Additionally, following certain underwritten offerings of EIC’s equity securities, Mr. Wiesenthal also agreed to a customary market stand off period not to exceed 90 days. Pursuant to the Investor Rights Agreement, the Issuer agreed to provide to Mr. Wiesenthal “demand” registration rights and to provide to certain other parties customary “piggyback” registration rights on registered offerings of equity securities of the Issuer and certain other registration rights, subject to customary cut-back provisions. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Pursuant to the Investor Rights Agreement, the Issuer will file a shelf registration statement within 45 days following the closing of the merger in respect of the equity securities held by certain parties to the Investor Rights Agreement and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the closing of the merger.

The summary of the Investor Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed on December 15, 2020 (and is incorporated by reference herein as Exhibit 99.1).

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) Mr. Wiesenthal may be deemed to beneficially own 10,108,983 shares of the Issuer’s Class A Common Stock, or 13.6% of the Class A Common Stock outstanding, consisting of 4,922,588 shares of Class A Common Stock and vested options exercisable for an aggregate of 5,186,395 shares of the Issuer’s Class A Common Stock.

Calculations of beneficial ownership and voting power described herein are based on 69,213,195 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2021 based on information set forth in the Issuer’s Current Report on Form 8-K/A filed on May 17, 2021.

(c) Mr. Wiesenthal acquired beneficial ownership of the shares of Class A Common Stock reported on this Schedule 13D pursuant to the closing of the merger. Other than the transactions effected in connection with the merger, Mr. Wiesenthal has not effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) No person other than Mr. Wiesenthal is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Stock beneficially owned by Mr. Wiesenthal and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1	Investor Rights Agreement, dated as of December 14, 2020 (incorporated by reference to Exhibit 10.1 filed by Experience Investment Corp. on December 15, 2020)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

ROBERT S. WIESENTHAL

By:	/s/ Robert S. Wiesenthal

[Schedule 13D Signature Page]